From: Walter Draney <draney@chapman.com>
Subject: RiverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: June 28, 2016 at 3:30:27 PM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>
Cc: Esmond Kim <roykim@chapman.com>, Marc Collins <MCollins@rivernorth.com>

Dominic:

The Staff has requested additional information relating to recent events involving LendingClub Corporation (“LendingClub”). Specifically, in light of the RiverNorth Marketplace Lending Corporation’s (the “Fund’s”) proposed investments in loans originated from LendingClub, the Staff requests information relating to the Fund’s decision to continue to invest in loans originated by the platform, given the recent adverse events relating to LendingClub which occurred in March 2016 and are described in the Fund’s draft prospectus, dated June 15, 2016 (the “LendingClub Events”). Below is a brief description of the Fund’s analysis of LendingClub following the LendingClub Events.

• Philip Bartow, portfolio manager for the Fund, spent two days in early June 2016 at the LendingClub headquarters in San Fransisco. Mr. Bartow met with the LendingClub’s recently appointed CEO, Scott Sunburn, CFO, Carrie Dolan, Tim Bogan, Head of Audit and Controls and other LendingClub personnel. Mr. Bartow conducted interviews and discussed the incidents the led to the departure of the previous CEO and founder, Renaud Laplanche, which were announced on May 9, 2016. Mr. Bartow confirmed the Fund’s understanding of the policies and procedures in place at LendingClub, including procedures implemented subsequent to the LendingClub Events.

• The Fund noted that Tim Bogan and his team at LendingClub discovered the original LendingClub Event infractions, carried out an internal review pursuant to LendingClub policies and procedures in place, informed the effected investor of the LendingClub loans in question, and repurchased such loans.

• Since the LendingClub Events, KPMG US LLP has reviewed past LendingClub originations and made the determination that 99.99% of its loans display no changes to data and fit the instructions of the applicable loan purchaser. See attached Form 8-K for more details.

• The Fund will reconcile and verify the data contained in the loan tape with the quality specifications contained in the loan purchase documents for each platform. The Fund believes that, in addition to the diligence performed on each platform, including LendingClub, this will help ensure the quality of loans purchased.

Based upon the above, the Fund does not believe that the LendingClub Events are systemic within the platform and that it will be able to rely on the quality of loans requested for purchase by the Fund.

Please let us know should you require any further information relating to this matter.

Regards,

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com

From: Roy Kim <roykim@chapman.com>
Subject: RiverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: July 7, 2016 at 11:22:13 AM CDT
To: "MinoreD@SEC.GOV" <MinoreD@SEC.GOV>
Cc: Morrison Warren <warren@chapman.com>, Walter Draney <walter_draney@chapman.com>, Marc Collins <MCollins@rivernorth.com>

Dominic,

Per our call yesterday on RiverNorth Marketplace Lending Corporation, please see below the responses to the four comments you provided.
1.) Provide additional background on the Fund’s custodian for its Marketplace Lending Instruments, Millennium Trust, including how long it has been in business; how long it has acted as custodian for marketplace loans, and who it is owned by/its parent.

Millennium Trust Company, LLC was organized as a limited liability company in the State of Illinois on September 1, 2000. The company is subject to regulation by the State of Illinois Department of Financial and Professional Regulation. The company is authorized to exercise full trust powers. Services are provided to clients from offices in Oak Brook, IL and sales and relationship management personnel in six other states. The company is legally structured as a wholly held subsidiary of MTC Intermediate HoldCo., Inc., which is a registered Delaware corporation. The company and its holding entities are majority owned by Parthenon Capital Partners, a prominent U.S. based private equity investment firm.

Millennium Trust Company, LLC has been providing custody services for marketplace loans since September of 2011. The company serves as custodian for individuals, private funds, public funds, separately managed accounts and the lending platforms themselves, representing $8.5 billion of marketplace loans as of March 31, 2016.

2.) Confirm that the Adviser will receive from Prosper, as noted in the Prospectus, the historical and ongoing loan tapes that include loan underwriting data and actual payment experience for all individual loans originated by Prosper since inception that are comparable to the loans purchased or to be purchased by the Fund.

The Adviser confirms that it will receive, and has already begun to receive, from Prosper the historical and ongoing loan tapes that include loan underwriting data and actual payment experience for all individual loans originated by Prosper since inception that are comparable to the loans purchased or to be purchased by the Fund. To the extent that Prosper cannot provide such information, the Fund will not make any new investments in any marketplace loans originated by Prosper.

3.) As a follow up to the response received on June 28, 2016 regarding additional information relating to recent events involving LendingClub Corporation, have there been any new issues that have arisen with respect to LendingClub and, if so, what policies have been implemented by the Adviser/Fund to address such issues?

The Adviser does not believe any new significant issues have arisen in the aftermath of the adverse events from March 2016 relating to LendingClub but will continue to monitor LendingClub as part of its ongoing due diligence of platforms.

4.) Will the Fund invest 25% or more of its assets in loans originated from a single platform? If so, please identify those platforms in your response (as well as in the Prospectus).

Yes. The Fund believes it could initially invest 25% or more of its assets in loans originated from each of the following platforms: LendingClub Corporation, Prosper Funding LLC and Social Finance, Inc. However, after the initial invest-up period, no more than 45% of the Fund’s assets will be invested in marketplace loans originated from a single platform.

Roy Kim | Associate
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3850
Fax: 312.516.1850
 roykim@chapman.com

From: Walter Draney <draney@chapman.com>
Subject: RIverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: July 15, 2016 at 11:10:11 AM CDT
To: MinoreD@SEC.GOV
Cc: Esmond Kim <roykim@chapman.com>, Marc Collins <MCollins@rivernorth.com>, Morrison C Warren <warren@chapman.com>

Pursuant to our call on July 12, 2016 regarding the RiverNorth Marketplace Lending Corporation, please see below responses to the following comments from the SEC Staff Accountants.

1.) What is the anticipated mix/percentage of the various types of Marketplace Lending Instruments that the Fund expects to hold following the invest-up period (i.e., the breakdown between whole loans, participations, pass-through obligations, asset backed securities and investments through other pooled investments, etc.)?

As disclosed in the prospectus, the Fund currently anticipates that a substantial portion of its Marketplace Lending Instrument investments will be made through purchases of whole loans. The Fund currently anticipates that substantially all of its investments in Marketplace Lending Instruments following the invest-up period will be made through purchases of whole loans.

2.) Describe the flow of payments of principal and interest on Marketplace Loans and Pass-Through Notes.

As described in the prospectus, the underlying borrowers deliver payments of principal and interest to the platform servicer. Each of the servicing agreements for the platforms through which the Fund purchases loans require that the servicer promptly remit such collections on the purchased loans to the applicable Collections Account at the Fund’s custodian. Certain of the servicing agreements further specify that remittance must be within two to four business days. One of the platforms directs the underlying borrowers to make payments directly to the Collections Account, in which case the servicer is obligated to remit promptly any stray collections it should receive. Each such Collections Account will be in the name of the Custodian and owned by the Fund.

The Fund will record anticipated cash inflows from principal and interest payments based upon daily loan tape files and other documentation received from each of the platforms. The Fund will reconcile actual payments received from the platforms with these records and the records of the Fund’s custodian. The Fund’s custodian will independently reconcile the Fund’s incoming cash flow with expected principal and interest payments. The custodian will provide to the Fund its reconciliation report on a daily basis.

Each servicing agreement lists certain servicer events of default or servicer termination events, the occurrence of which allows the Fund to terminate the applicable servicing agreement and/or remove the servicer. The servicer’s failure to observe or perform a material obligation under the agreement (which is broad enough to include remitting funds to the Collections Account) would trigger a termination event/event of default (as applicable) under each servicing agreement; provided, however that the agreements contain cure periods ranging from 5-30 days for the servicer’s breach of such obligations.

3.) Describe what the Fund’s custodian will receive as evidence of the Fund’s ownership in the above types of non-whole loan Marketplace Lending Instruments in which the Fund anticipates it will invest.

As noted above, the Fund currently does not anticipate that it will initially invest in non-whole loan Marketplace Lending Instruments. For any Fund investments in Pass-Through Notes and participations in whole loans, if any, the Fund’s custodian will receive electronic documentation substantially identical to what it receives for whole loans. For asset backed securities, the Fund’s custodian will hold such instruments through DTC book-entry. For other pooled investments (e.g., investments in private funds), the Fund’s custodian will retain the applicable subscription agreement and, as applicable, the issuer’s organizational documents (e.g., limited partnership or limited liability company agreement).

4.) Will the Adviser receive SOC 1 reports from the auditors of the platforms? If not, describe how the Adviser will obtain similar levels of assurance as would have been provided by SOC 1 reports with respect to the integrity of the data provided by the platforms on the underlying Marketplace Loans.

Three of the five Marketplace Lending platforms through which the Fund currently anticipates making investments have completed SOC 1 reports for the Fund to review. The other two Marketplace Lending platforms in which the Fund currently anticipates making investments have both committed to provide to the Fund a SOC 1 report prior to the end of 2016 (prior to the Fund’s first annual audit). The Fund will receive a commitment to receive a SOC 1 report for any new platform in which it intends to make investments.

In connection with its due diligence of each Marketplace Lending platform, the Fund has reviewed the relevant operating procedures and safeguards of each platform, conducted interviews with relevant members of management of each platform and are in daily contact with each of the platforms chosen by the Fund. The Fund conducted due diligence on over 65 potential platforms for loan investments and determined to proceed with a very limited number of platforms (currently five) following an extensive review of the platforms’ operational history and infrastructure, including its control procedures.

In all cases, platform data will be reconciled with the records of each of the Fund, the Fund’s accountant, and the Fund’s custodian. In addition, the Fund will, on a risk-assessed basis, conduct a bi-annual exercise of its audit or review privilege set forth in its agreement with each of the respective platforms in order to periodically test the platform’s data against the Fund’s files. In this regard, the Adviser may require additional testing or request periodic affirmations from the platforms or request other reports from the platforms’ internal or external auditors. The Fund is not obligated to purchase any minimum number of loans from a platform and may opt to forgo purchasing loans from a platform to the extent operation and control issues identified in its ongoing diligence cannot be resolved in a manner that is satisfactory to the Fund. The Fund and the Advisor, as part of their respective compliance procedures, will institute a process of documenting ongoing due diligence in regard to the foregoing.

In connection with the Fund’s annual audit, the Fund will, and anticipates that its independent auditor will, 1) review each SOC 1 report, and 2) make an assessment as to whether a platform has fully and adequately implemented the processes that are the subject of review for purposes of SOC 1 reporting. This process will include an ongoing verification by the Fund of daily loan data received from the platforms and the tri-party reconciliation of platform data as described above.

Please let us know if you have any further questions or if you would like to discuss at your earliest convenience.

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com

From: Walter Draney <draney@chapman.com>
Subject: RIverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: July 19, 2016 at 8:53:47 AM CDT
To: <MinoreD@SEC.GOV>
Cc: Morrison C Warren <warren@chapman.com>, Esmond Kim <roykim@chapman.com>, Marc Collins <MCollins@rivernorth.com>

Pursuant to our call on July 15, 2016 regarding the RiverNorth Marketplace Lending Corporation, please see below responses to the following comments from the SEC Staff Accountants.

1. For platforms that do not have SOC 1 reports available to the Fund, please further describe the Fund's testing of controls for the veracity of information used for valuation of loans purchased from these platforms.

The Fund relies on the applicable platforms for information critical to the valuation of the Fund’s portfolio on an ongoing basis. The Fund has reviewed the control procedures of each platform and the information being relied upon from each platform in the valuation of its portfolio. The Fund believes that the platforms in which it intends to invest have processes and procedures in place to confirm the completeness and accuracy of the information that has an impact on the Fund’s financial reporting. Pursuant to internal procedures of the Fund, the Fund will at least semi-annually, and more frequently on a risk-assessed basis, exercise its audit review privileges set forth in its agreement with each of the respective platforms. This review will include testing and checking on certain borrower specific information, such as FICO score and employment status, and other loan specific information provided by platforms utilized to purchase and value portfolio holdings of the Fund. This review will also include a comparison of updated borrower and loan information (e.g. updated FICO scores and loan payment information) with the borrower files at the platform.

2. Please confirm whether each of the servicers to utilized by the platforms in which the Fund will purchase loans is either the platform or an affiliated entity of the platform.

The Fund confirms that each of the servicers currently utilized by the platforms in which the Fund will purchase loans is either the platform entity or an entity affiliated with the platform.

3. With respect to documentation in which the Fund’s custodian will receive as evidence of ownership, please confirm with respect to the Fund’s potential ownership in Pass Through Notes and loan participations 1) will the note instrument held by the custodian show the percentage ownership of the applicable whole loan that is backing the note and 2) will all of the whole loan information that detail the terms of the loan (similar what is provided for a whole loan file) be delivered to the Fund’s custodian?

With respect to loan participations and Pass Through Notes, it is the Fund’s understanding that some, but not all, of the platforms in which it may invest currently support portals in which the the Fund’s custodian will access information similar to the information relating to whole loans as described in our letter to the Staff dated January 28, 2016 (Response 37). In this regard, the Fund’s custodian would have access through these portals to an electronic loan file, which would generally include (depending on the platform) the note indicating ownership amount of the corresponding whole loan, the borrower agreement, authorization to obtain a credit report for loan listing, truth in lending disclosure, terms of use and content to electronic transactions and disclosures, credit profit authorization, bank account verification and debit authorization (or equivalent thereof). The Fund’s custodian would also receive and maintain a daily position file for any loan participations and Pass Through Notes which will include the applicable loan identification number, maturity date, interest rate and dollar amount of loan ownership. As stated in our prior responses, the Fund does not currently intend on purchasing fractional loan interests and Pass Through Notes. The Fund will not, in the future, invest in or sell any such loan participations or Pass Through Notes unless and until the Fund had obtained an agreement with the applicable platform for the Fund’s custodian to have access to the electronic loan files similar to that of the whole loans as described above.

With respect to Pass Through Notes and loan participations, the Fund’s custodian would maintain custody of an account with the applicable platform which fund loan participations or Pass Through Notes. Each account will be registered in the name of Millennium Trust Company, LLC Custodian FBO RiverNorth Marketplace Lending Corporation.

Please let us know if you have any further questions or if you would like to discuss at your earliest convenience.

Regards,

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com

From: Walter Draney <draney@chapman.com>
Subject: RIverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: July 26, 2016 at 1:21:16 PM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>

Dominic-

Pursuant to our call on July 25, 2016, you have requested the Fund’s understanding of its compliance obligations under Rule 140 of the Securities Act of 1933, as amended, with respect to its investments in a platform’s "Marketplace Lending Instruments", as such term is defined in the prospectus. The Fund confirms that it will not, at any time, invest in greater than 45% of the Fund’s Managed Assets in any one platform’s Marketplace Lending Instruments. The Fund will remove language in the prospectus that states that such limitations will apply “other than during the initial invest-up period”
Please let me know if you have any further questions.

Regards,

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com

From: Walter Draney <draney@chapman.com>
Subject: RiverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: August 10, 2016 at 9:23:45 PM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>
Cc: Marc Collins <MCollins@rivernorth.com>

Dominic:

The Staff has requested additional information from the Fund In light the recent events transpiring at LendingClub Corporation (“Lending Club”), specifically:

1. the announcement of LendingClub’s second quarter loss of $81.1 million

2. the resignation of LendingClub’s chief financial officer;

3. the perception that money mangers are continuing to delay purchases of loans originated by Lending Club; and

4. Lending Club’s limitation of withdraws from a private fund that it runs after clients requested it to pull over 60% in the fund’s assets.

With respect to these events, the Staff is requesting whether there are the any changes in the Fund’s due diligence in marketplace loans to be purchased generally by the Fund? With respect to Lending Club originated loans? Whether there will be any changes to the Fund’s investment guidelines generally? Does the Fund expect to change its allocation of Fund assets purchased from Lending Club?

Response:

The Fund has considered the events relating to Lending Club described above as part of the ongoing diligence it performs for each of the platforms in which it intends to purchase loans. The Fund's diligence processes will not change as a result of the above events. The Fund is continuously reviewing information relating to platforms as it relates to operations and performance. The diligence processes of the Fund are tailored to the individual circumstances of each platform. With respect to Lending Club, the Fund does not view any of the above circumstances, individually or in totality, as materially effecting the Fund’s purchase of loans from Lending Club. The Fund views the reported second quarter loss as a result of non-recurring items (e.g. staff reduction costs, institutional buyer promotions, acquisition write-downs) that will not effect the quality of platform operations and loans. As reported in LendingClub’s press release, the chief financial officer resignation was not due to any disagreement with management, business operations or sustainability. Demand for Lending Club loans have fallen over the past 6 months but has stabilized and, as reported in the company’s earnings call, 15 of the 20 largest institutional investors have remained invested in LendingClub loans.

The above events relating to Lending Club were reviewed as part of its existing due diligence processes. Upon review, the Fund does not plan to change allocations to Lending Club or other platforms as a result of the above events relating to Lending Club.

Please feel free to contact me with any further questions or concerns.

Regards,

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com

From: Walter Draney <draney@chapman.com>
Subject: RiverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: August 18, 2016 at 9:44:24 AM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>
Cc: Marc Collins <MCollins@rivernorth.com>, Esmond Kim <roykim@chapman.com>

Dominic -

Pursuant to your request, and as a follow up to the above captioned Fund’s correspondence dated July 11, 2016:

1. The Fund confirms that it will list each Marketplace Loan separately in its Schedule of Investments pursuant to Rule 12-12 of Regulation S-X.

2. Each of the Fund's portfolio holdings will be fair valued in accordance with the Fund’s valuation policies and procedures as adopted by the Board of Directors based on prices provided by a third-party pricing service.

Regards,

Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com